UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

FORM 6-K

______________________________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 29, 2021

Commission File Number: 001-38018

______________________________________________

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

______________________________________________

N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Resignation of Chief Financial Officer

On June 29, 2021, Mr. Cecil Ho rendered his resignation as Chief Financial Officer of Integrated Media Technology Limited (the "Company") with effect from August 31, 2021 and the Board of Directors of the Company accepted his resignation on June 29, 2021. Mr. Cecil Ho's resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 30, 2021

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer